 

Acquicor Technology Inc.
Proposed Merger with
Jazz Semiconductor, Inc.

November 2006

Legal Disclosures and Safe Harbor



The following slide show was furnished to the Securities and Exchange Commission (the "SEC") on Schedule 14A by Acquicor Technology Inc. ("Acquicor") on November 22, 2006.

Acquicor will be holding presentations for certain of its stockholders, as well as other persons who might be interested in purchasing Acquicor stock, regarding its proposed merger with Jazz Semiconductor, Inc. ("Jazz Semiconductor") pursuant to an Agreement and Plan of Merger dated as of September 26, 2006, by and among Acquicor, Joy Acquisition Corp., a wholly-owned subsidiary of Acquicor, Jazz Semiconductor and TC Group, L.L.C., as the Jazz Semiconductor stockholders representative as described in the September 29, 2006 Form 8-K, and exhibits thereto, and the preliminary proxy statement on Schedule 14A, filed with the SEC on November 20, 2006.

Acquicor and its officers and directors may be deemed to be participants in the solicitation of proxies from Acquicor's stockholders in favor of the adoption of the merger agreement and the approval of the merger. Information concerning Acquicor's directors and executive officers is set forth in the publicly filed documents of Acquicor. Acquicor stockholders may obtain more detailed information regarding the direct and indirect interests of Acquicor and its directors and executive officers in the merger by reading the preliminary proxy statement and the definitive proxy statement, once it is filed with the SEC.

ThinkEquity Partners LLC, CRT Capital Group LLC, Wedbush Morgan Securities, GunnAllen Financial, Inc., the underwriters in Acquicor's initial public offering, and Paul A. Pittman, a consultant to Acquicor and formerly a partner of ThinkEquity Partners LLC, may be deemed to be participants in the solicitation of proxies from Acquicor's stockholders in favor of the adoption of the merger agreement and the approval of the merger. Acquicor stockholders may obtain information concerning the direct and indirect interests of such parties in the merger by reading the preliminary proxy statement and the definitive proxy statement, once it is filed with the SEC.

Legal Disclosures and Safe Harbor *(cont.)*

In connection with the proposed merger and required stockholder approval, Acquicor has filed with the SEC a preliminary proxy statement on schedule 14A. Acquicor intends to file with the SEC a definitive proxy statement which will be mailed to the stockholders of Acquicor. INVESTORS AND SECURITY HOLDERS OF ACQUICOR ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy statement will be mailed to the stockholders as of a record date to be established for voting on the proposed merger. Investors and security holders will be able to obtain free copies of the proxy statement, as well as other filed materials containing information about Acquicor, at www.sec.gov, the SEC's website. Investors may also access the proxy statement and the other materials at www.acquicor.com, or obtain copies of such material by request to Acquicor's Corporate Secretary at: Acquicor Technology Inc., 4910 Birch Street, #102, Newport Beach, CA 92660.

This presentation, and other statements Acquicor or Jazz Semiconductor may make, including statements about the benefits of the proposed merger, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to Acquicor's and Jazz Semiconductor's future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "expect," "anticipate," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

Forward-looking statements are based largely on expectations and projections about future events and future trends and are subject to numerous assumptions, risks and uncertainties, which change over time. Acquicor's or Jazz Semiconductor's actual results could differ materially from those anticipated in forward-looking statements and you should not place any undue reliance on such forward looking statements. Factors that could cause actual performance to differ from these forward-looking statements include the risks and uncertainties disclosed in Acquicor's and Jazz Semiconductor's filings with the SEC. Acquicor's and Jazz Semiconductor's filings with the SEC are accessible on the SEC's website at http://www.sec.gov. Forward-looking statements speak only as of the date they are made. Acquicor and Jazz Semiconductor assume no obligation to update forward-looking statements. In particular, the anticipated timing and benefits of the consummation of the merger is uncertain and could be affected by many factors, including, without limitation, the following: (1) the scope and timing of SEC and other regulatory agency review, (2) Jazz Semiconductor's future financial performance and (3) general economic and financial market conditions.

Table of Contents



Transaction Overview
Acquicor Technology Inc. History



◆ **IPO in March 2006**

- Raised $172.5 million
- Approximately $165.9 million held in trust as of June 30, 2006

◆ **Founders' background**

- Gil Amelio
  - Chairman and CEO, Apple Computer
  - Chairman and CEO, National Semiconductor
  - President, Rockwell Communication Systems
- Ellen Hancock
  - Chairman and CEO, Exodus Communications
  - EVP and CTO, Apple Computer
  - EVP and COO, National Semiconductor
  - SVP, IBM
- Steve Wozniak
  - Co-founder, Apple Computer

 

Transaction Overview
Transaction Summary

♦ **Jazz Semiconductor is an independent wafer level manufacturer primarily focused on specialty analog and mixed-signal processes**

♦ **Purchase price = $260 million subject to adjustment (all cash)**

- We have executed a definitive agreement to acquire Jazz Semiconductor's business including the Newport Beach fab and an approximate 10% stake in Shanghai Hua Hong NEC Electronics Co., Ltd. (HHNEC)

♦ **Expected to close in 1Q 2007**

♦ **Financing overview (approximate)**

- $162 million from Acquicor's IPO proceeds held in trust
- $28 million draw on a $65 million line of credit provided by Wachovia Bank
- $80 million in other financing

♦ **Acquicor would change its name to Jazz Technologies, Inc. and be publicly traded**

♦ **Following the merger, Jazz Semiconductor would be a wholly-owned subsidiary of Jazz Technologies**

 

Transaction Overview
Jazz Technologies' Projected Team

♦ **Jazz Technologies (Parent)**

- Gil Amelio – Chairman and CEO
- Ellen Hancock – President and COO
- Steve Wozniak – EVP and CTO
- Paul Pittman – CFO and Chief Administrative Officer
- Shu Li – SVP and Divisional CEO
- Allen Grogan – Chief Legal Officer
- George Lauro – VP, Corporate Development
- Dan Lynch – VP, Human Resources
- Harsha Tank – Controller (currently acting CFO of Jazz Semiconductor)

♦ **Jazz Semiconductor (Subsidiary)**

- Shu Li – President and CEO
- Nabil Alali – VP, Newport Beach Operations
- Jeff McHenry – VP, Supply Chain Management
- Marco Racanelli – VP, Engineering and Technology
- Theodore Zhu – Chief Marketing Officer and VP, Sales
- Carolyn Follis – General Counsel



Jazz Semiconductor Business Summary
Company Overview



♦ **World's leading independent wafer level manufacturer for analog and mixed-signal semiconductors**

  • 800+ employees

♦ **Spun-off by Conexant in 2002 in conjunction with an investment by the Carlyle Group**

  • Current shareholders include Carlyle Group, Conexant, and RF Micro Devices

♦ **IP and trade secrets developed over a decade**

  • Substantial body of IP in basic material physics, processes, and device and circuit design

♦ **Leadership position**

  • High switching costs, customer stickiness, limited alternatives

♦ **Access to multiple fabs**

  • Newport Beach: 17,000 wafers/month (wholly owned)

    – Current and planned capex expected to bring total capacity to 19,000 to 21,000 wafers/month, with enhanced specialty process capabilities

  • Additional capacity through HHNEC and ASMC in Shanghai

 # Jazz Semiconductor Business Summary
Semiconductor Market Growth Trends



♦ **Analog integrated circuits (ICs) growing faster than the overall semiconductor market**

♦ **WW sales of semis expected to grow 9.8% in 2006 to $249.6 billion**

♦ **Analog / mixed signal expected to grow 17.3% in 2006 to $37.4 billion**

Semiconductor Market Growth

$ Billions

Year	Analog Market	Total Market
2004A	$29	$215
2005A	$32	$228
2006P	$37	$250
2007P	$41	$255
2008P	$47	$299

■ Analog Market ■ Total Market

Source: Semiconductor Industry Association and CIBC World Markets

 

Jazz Semiconductor Business Summary
High-Volume CMOS versus Specialty Foundries

	High Volume CMOS Foundries	**Specialty Foundries**
Foundry Type	• High volume fabs (*e.g.*, TSMC, UMC, etc.)	• Specialty fabs (*e.g.*, Jazz Semiconductor)
Chip Functions	• Predominantly digital	• Analog plus digital
Chip Size	• Large chips (>10mm^2)	• Small chips (<5mm^2)
Basis of Competitive Advantage	• Compete on number of transistors/mm^2	• Compete on circuit performance and efficiency
Technology Focus	• IP-focused on accomplishing digital functions at lowest cost	• Dense integration of analog and digital on single IC performing analog functions with high performance and efficiency
Fab Equipment	• Leading products require cutting-edge fab equipment (.09 micron and smaller)	• Leading analog products can be fabricated on .13 micron or larger



Jazz Semiconductor Business Summary
Blue Chip IC Vendors Use Jazz



Jazz Offerings

- Silicon Germanium
- RFCMOS
- CMOS
- High Voltage CMOS
- .35um, .25um, .18um, .13um

Jazz Customers and Products

WIRELINE
- Conexant, Mindspeed, TI
  - Interface Circuits, D/A, Regulators, etc.

WIRELESS
- Freescale, Marvell, RFMD, Skyworks
  - Radio Frequency Circuits, Mixers, Mod/Demod, Drivers, Power Amps, etc.

CONSUMER
- Conexant, Micro Linear, RF Magic
  - Radio Frequency Circuits, Mixers, Mod/Demod, Drivers, Power Amps, etc.

End Products

- Cell Phones
- WiFi
- Digital TV Tuners
- Wireline Ports
- Modems
- GPS Receivers
- Bluetooth



Jazz Semiconductor Business Summary
Jazz Products Feed Growing End Markets



End Product Market	Total Worldwide Market		9 Months Ended 9/30/2006 Jazz Revenue (Approximately)
	Projected 2006 Units	Projected 2007/06 AGR	
Cell Phones	920 M	8%	43%
Modems	244 M	7%	20%
Digital TV Tuners	112 M	31%	12%
WLAN	180 M	42%	9%
Wireline (Ethernet) Ports	580 M	12%	5%
Other (Cordless Phones, RFID, etc.)	NA	NA	3%

Source: CIBC World Markets



Jazz Semiconductor Business Summary
Jazz Specialty Processes Enable Unique Products



♦ **Specialty processes enable "mixed signal" integration**

- Combine analog and digital functions on single chip
- Product miniaturization
  - Reduce part count, size, and power consumption

♦ **Key enabler to multi-function consumer and portable devices**

Set Top Box Tuner – Miniaturization Example (many others)

Legacy Solution	The Jazz Specialty Solution	End Product



Mechanical metal "can" tuner



**Single RFIC using
0.18um specialty silicon**



**Wireless TV reception for HDTV,
PC, and cell phone products**



Strategy
Phase 1: Strengthen the Core Business



♦ **We expect to accelerate Jazz Semiconductor's efforts to:**

- Complete in-process capacity expansion in Newport Beach and improve product mix
- Operate the Newport Beach fab more efficiently
- Improve ability to allocate production to Chinese partners

♦ **We intend to acquire low cost capacity to increase the scale of the business**

♦ **We expect to add capacity inexpensively, because:**

- Specialty processes typically use <u>less</u> <u>advanced</u> operating technology than CMOS processes (*e.g.*, 130nm vs. 65nm)
- Fully-depreciated CMOS fabs provide a sound foundation for specialty fabs
- Conversion from standard CMOS to specialty processes is cost effective

♦ **With continuing upgrades in the standard CMOS market, fully-depreciated fabs are expected to continue to be available**

Strategy
Phase 2: Expand the Platform

♦ **Design services front end**

- Jazz Semiconductor assists customers in getting designs into Jazz Semiconductor's foundry more efficiently

♦ **Application specific integrated circuit (ASIC) design service**

- Jazz Semiconductor offers "turn key" custom ASIC service
  - Designs and fabs ICs to customer specifications

♦ **Augment IP libraries / blocks**

- Target largest, fastest growing applications
- Enhance Jazz Semiconductor analog wafer level manufacturing leadership

♦ **Products / ICs alternatives**

- Offer IP blocks in die form
- Analog standard products and mixed signal SOCs

♦ **Converged systems / solutions over the long term**

- Products that use ICs fabbed by Jazz Semiconductor



Financial Information and Valuation
Summary Historical Financials *($ in thousands)*



	FY 2004	FY 2005	9 Months Ended	
			9/30/2005	9/30/2006 [1]
Revenue - CMOS Standard	$90,232	$74,951	$57,150	$50,338
Revenue - Specialty	$129,303	$124,079	$86,570	$123,560
Net Revenue	**$219,535**	**$199,030**	**$143,720**	**$173,898**
% Growth	*18.5%*	*(9.3%)*	*NA*	*21.0%*
Gross Profit	$44,189	$24,736	$13,282	$30,467
% Margin	*20.1%*	*12.4%*	*9.2%*	*17.5%*
Operating Income (Loss)	$3,056	($12,405)	($14,911)	$399
% Margin	*1.4%*	*NM*	*NM*	*0.2%*
Adjusted EBITDA [2]	$23,712	$11,532	$3,171	$22,510
% Margin	*10.8%*	*5.8%*	*2.2%*	*12.9%*

(1) Figures shown for 9 months ended 9/30/2006 are unaudited, non-U.S. GAAP numbers which have been adjusted for a non-recurring and non-cash charge of $17.5 million and $16.3 million at the revenue, gross profit and operating income / (loss) lines, respectively, associated with the termination of a related party agreement. (See the following page for reconciliation to U.S. GAAP)

(2) Adjusted EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flow from operational activities as a measure of liquidity. (See the following page for reconciliation of Adjusted EBITDA to U.S. GAAP)



Financial Information and Valuation
Adj'd EBITDA and GAAP Reconciliation *($ in thousands)*



Adjusted EBITDA Reconciliation					
			9 Months Ended		**LTM**
	FY 2004	**FY 2005**	**9/30/2005**	**9/30/2006**	**9/30/2006**
Operating Income (Loss)	$3,056	($12,405)	($14,911)	($15,901)	($13,395)
One-Time Related Party Charge, Net	0	0	0	16,300	16,300
Adjusted Operating Income (Loss)	$3,056	($12,405)	($14,911)	$399	$2,905
Depreciation and Amortization	17,180	20,904	15,526	17,256	22,634
Other Charges [1]	3,476	3,033	2,556	4,855	5,332
Adjusted EBITDA [2]	**$23,712**	**$11,532**	**$3,171**	**$22,510**	**$30,871**

9 Months Ended 9/30/2006 Non-U.S. GAAP to U.S. GAAP Reconciliation			
	Non-U.S. GAAP	**Adjustments**	**U.S. GAAP**
Revenue - CMOS Standard	$32,838	$17,500	$50,338
Revenue - Specialty	$123,560		$123,560
Net Revenue	**$156,398**	**$17,500**	**$173,898**
% Growth	*8.8%*		*21.0%*
Gross Profit	$14,167	$16,300	$30,467
% Margin	*9.1%*		*17.5%*
Operating Income (Loss)	($15,901)	$16,300	$399
% Margin	*NM*		*0.2%*

(1) Other charges include research and development expense related to the purchase of technology from Polar Fab, a license fee paid to HHNEC for intellectual property that was determined not to have future value, management fees, stock compensation expense, and income associated with legacy Stock Appreciation Rights and related warrants, and IPO and merger expense write-off and other non-operating income

(2) Adjusted EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flow from operational activities as a measure of liquidity



Financial Information and Valuation
Summary Comparable Company Analysis [1]



	Jazz Merger	Selected Semiconductor Foundry Companies			Selected RF / Analog Semiconductor Companies		
		High	Low	Median	High	Low	Median
Enterprise Value to Revenue							
Last 12 Months	**1.0x**	4.8x	1.5x	2.7x	4.5x	1.2x	2.2x
CY 2006	**1.0x**	4.1x	1.2x	2.5x	4.0x	1.2x	1.8x
CY 2007	**0.8x**	3.8x	1.1x	1.8x	3.4x	1.1x	1.5x
Enterprise Value to EBITDA							
CY 2006	**8.4x**	15.3x	2.7x	6.0x	12.9x	9.7x	11.2x
CY 2007	**5.2x**	7.3x	2.1x	5.7x	7.7x	5.1x	7.6x
Price to EPS							
CY 2006	**38.8x**	35.1x	12.2x	21.7x	31.4x	17.7x	21.4x
CY 2007	**11.6x**	43.2x	9.2x	13.8x	21.0x	15.8x	16.7x

(1) Multiples were derived from analysis done by Needham & Company, LLC in preparation of their fairness opinion. (See Acquicor's preliminary proxy statement on Schedule 14A filed with the SEC on November 20, 2006, page 64)